Filed pursuant to Rule 424(b)(3)

Registration No. 333-252515

PROSPECTUS SUPPLEMENT NO. 53

(to Prospectus dated February 16, 2021)

Danimer Scientific, Inc.

Up to 810,899 Shares of Common Stock

Up to 406,981 Shares of Common Stock Issuable Upon Exercise of Warrants and Options

This prospectus supplement supplements the prospectus dated February 16, 2021 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-252515). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our current report on Form 8-K, filed with the Securities and Exchange Commission on December 17, 2024 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement. All references to a number of shares of Common Stock in this prospectus supplement have been adjusted to reflect a 1-for-40 reverse stock split (the “Reverse Stock Split”) that was made effective as of 5:01 p.m. Eastern time on November 12, 2024. The Prospectus and this prospectus supplement relate to the issuance by us of up to an aggregate of up to 406,981 shares of our Class A common stock, $0.0001 par value per share (“Common Stock”), which consists of (i) up to 150,000 shares of Common Stock that are issuable upon the exercise of 6,000,000 warrants (the “Private Warrants”) originally issued in a private placement in connection with the initial public offering of Live Oak Acquisition Corp., our predecessor company (“Live Oak”), (ii) up to 250,000 shares of Common Stock that are issuable upon the exercise of 10,000,000 warrants (the “Public Warrants” and, together with the Private Warrants, the “Warrants”) originally issued in the initial public offering of Live Oak and (iii) up to 6,981 shares of Common Stock issuable upon exercise of Non-Plan Legacy Danimer Options. We will receive the proceeds from any exercise of any Warrants for cash.

The Prospectus and this prospectus supplement also relate to the offer and sale from time to time by the selling securityholders named in the Prospectus (the “Selling Securityholders”), or their permitted transferees, of (i) up to 810,899 shares of Common Stock (including up to 150,000 shares of Common Stock that may be issued upon exercise of the Private Warrants) and (ii) up to 6,000,000 Private Warrants. We will not receive any proceeds from the sale of shares of Common Stock or the Private Warrants by the Selling Securityholders pursuant to the Prospectus and this prospectus supplement.

Our registration of the securities covered by the Prospectus and this prospectus supplement does not mean that the Selling Securityholders will offer or sell any of the shares. The Selling Securityholders may sell the shares of Common Stock covered by the Prospectus and this prospectus supplement in a number of different ways and at varying prices. We provide more information about how the Selling Securityholders may sell the shares in the section entitled “Plan of Distribution.”

Our Common Stock is listed on The New York Stock Exchange under the symbol “DNMR”. On December 17, 2024, the closing price of our Common Stock was $3.76. Our Public Warrants were previously traded on The New York Stock Exchange under the symbol “DNMR WS”; however, the Public Warrants ceased trading on the New York Stock Exchange and were delisted following their redemption.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

See the section entitled “Risk Factors” beginning on page 4 of the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 17, 2024.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 11, 2024

DANIMER SCIENTIFIC, INC.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-39280	84-1924518
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

140 Industrial Boulevard
Bainbridge, Georgia		39817
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: 229 243-7075

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common stock, $0.0001 par value per share	DNMR	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Amendment to Financing Agreement and Entry into New Secured Loan

On December 17, 2024, the Company, as borrower, and certain subsidiaries of the Company, as guarantors, entered into a Second Amendment to Financing Agreement (“Amendment No. Two”) with the lenders party thereto (the “Lenders”), and U.S. Bank Trust Company, National Association, as administrative agent and collateral agent (the “Term Loan Agent”), which amended that certain Financing Agreement dated March 17, 2023 (as amended from time to time including by the Amendment No. Two, the “Financing Agreement”), to, among other things, permit the Company to borrow additional amounts pursuant to the Senior Secured Note (as defined below).

On December 17, 2024, the Company, as issuer and a grantor, and certain subsidiaries of the Company, as grantors and guarantors, entered into that certain Super Senior Secured Uninsured Promissory Note (the “Senior Secured Note”). Pursuant to the terms of the Senior Secured Note, on December 17, 2024, the Company issued loans (the “Secured Loan”) to certain Payees (as defined in the Senior Secured Note) in the aggregate principal sum of $11,250,000, in exchange for cash, net of a 5.00% upfront fee and other fees and expenses. The Secured Loan matures on December 17, 2026 and accrues interest at 15.0% per annum, which interest shall be paid in kind on a quarterly basis. Prepayment of the Secured Loan is subject to payment of premiums of (i) prior to December 17, 2025, 30% and (ii) on or after December 17, 2025 and before maturity, 10%.

In addition, Amendment No. Two, among other things, (i) made the rights of payment and liens priority of the previously outstanding indebtedness under the Financing Agreement junior and subordinated to the Secured Loan, (ii) secured all indebtedness under the Financing Agreement with certain additional assets and (iii) waived any defaults or events of default that may have arisen under the Financing Agreement (before giving effect to Amendment No. Two).

Item 1.02. Termination of a Material Definitive Agreement.

The information set forth in Item 2.04 of this Current Report on Form 8-K with regard to the termination of the Mountain Ridge Credit and Security Agreement under the heading “Mountain Ridge Credit and Security Agreement” is incorporated by reference herein.

Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth in Item 1.01 of this Current Report on Form 8-K with regard to the new Senior Secured Loan is incorporated by reference herein.

Item 2.04. Triggering Events That Accelerate or Increase a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement.

Mountain Ridge Credit and Security Agreement

On December 11, 2024, Mountain Ridge Capital, in its capacity as administrative agent for the lenders under our asset-based Credit and Security Agreement, dated April 19, 2024 (the “Mountain Ridge Credit and Security Agreement”), notified the Company that, due to an alleged event of default under the Credit and Security Agreement, the outstanding indebtedness under the Credit and Security Agreement had been accelerated and was due and payable. The Company does not agree with the alleged default. In connection with the notice and alleged default, the lenders under our Credit and Security Agreement were paid approximately $4.1 million, constituting all amounts owed under the Credit and Security Agreement. Upon completing such payment, the Credit and Security Agreement was terminated and the alleged default no longer had any force or effect.

Financing Agreement

On December 12, 2024 (before giving effect to Amendment No. Two): (i) the Company’s outstanding indebtedness of $130.0 million in principal under the Financing Agreement automatically accelerated as a result of the Company’s failure to maintain a certain minimum balance in its Interest Reserve Account (as defined in the Financing Agreement) as of such date, and (ii) the Company was in default under the Mountain Ridge Credit and Security Agreement by reason of the declaration of an event of default and exercise of remedies pursuant to the Mountain Ridge Credit and Security Agreement. In connection with Amendment No. Two, the Lenders waived such defaults or event of defaults and acceleration of indebtedness that may have arisen under the Financing Agreement in connection with the foregoing.

Item 7.01. Regulation FD Disclosure.

Press Release

On December 17, 2024, the Company issued a press release in connection with the amendment to the Financing Agreement and issuance of the Secured Loan. A copy of the press release is attached to this Current Report as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

d) Exhibits.

Exhibit No.	Description
99.1	Press Release, dated December 17, 2024
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Danimer Scientific, Inc

Date:	December 17, 2024	By:	/s/ Stephen A. Martin
Stephen A. Martin Chief Legal Officer and Corporate Secretary

Danimer Scientific Takes Action to Strengthen Capital Structure

–Announces Issuance of $11,250,000 Super Senior Secured Promissory Note

BAINBRIDGE, GA – December 17, 2024 – Danimer Scientific, Inc. (NYSE: DNMR) (“Danimer” or the “Company”), a leading next generation bioplastics company focused on the development and production of biodegradable materials, today announced that the Company issued a super senior secured promissory note (the “Secured Loan”) in an aggregate principal amount of $11,250,000 to certain lenders under its existing term loan financing agreement, as well as certain additional lenders. The Secured Loan provides for $11,250,000 gross proceeds, less fees and expenses. The Secured Loan has a two-year maturity and accrues interest at 15.0% per annum, which interest is payable in kind.

The Secured Loan provides liquidity and strengthens the Company’s balance sheet as it remains focused on providing its customers with its innovative polyhydroxyalkanoate (PHA) and polylactic acid (PLA) products, which are used in the creation of biodegradable plastics alternatives.

“Our world-class science and cutting-edge innovations in bioplastics have positioned us at the forefront creating sustainable and biodegradable plastic alternatives. We continue to work with our customers to launch the recently reported significant cutlery award that is progressing well and we anticipate reaching the full annual run rate in mid-2025. Consistent with our end customer’s ramp plan, we have received orders for over 365,000 pounds of cutlery resin and film resin to date,” said Richard N. Altice, Interim Chief Executive Officer of Danimer. “We look forward to working with our lenders and other stakeholders and staying focused on ramping up our production and combatting non-degradable plastics waste.”

About Danimer Scientific

Danimer is a pioneer in creating more sustainable, more natural ways to make plastic products. For more than a decade, its renewable and sustainable biopolymers have helped create plastic products that are biodegradable and compostable and return to nature instead of polluting our lands and waters. Danimer’s technology can be found in a vast array of plastic end-products that people use every day. Applications for its biopolymers include additives, aqueous coatings, fibers, filaments, films and injection-molded articles, among others. Danimer holds more than 480 granted patents and pending patent applications in more than 20 countries for a range of manufacturing processes and biopolymer formulations. For more information, visit https://danimerscientific.com.

Advisors

Centerview Partners LLC is serving as financial advisor and Vinson & Elkins, L.L.P. is serving as legal advisor to Danimer.

Forward‐Looking Statements

Please note that this press release may use words such as “appears,” “anticipates,” “believes,” “plans,” “expects,” “intends,” “future,” and similar expressions which constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, statements regarding expectations for the full year 2024 capital expenditures, Adjusted EBITDA and liquidity, 2024 capital expenditures, Adjusted EBITDA and liquidity, and statements regarding expected PHA revenue growth. Forward-looking statements are made based on expectations and beliefs concerning future events impacting the Company and therefore involve a number of risks and uncertainties. The Company cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements. Potential risks and uncertainties that could cause the actual results of operations or financial condition of the Company to differ materially from those expressed or implied by forward-looking statements in this release include, but are not limited to, the overall level of consumer demand on our products; our ability to maintain sufficient liquidity by realizing near-term revenue growth and related cash returns and preserving cash until such cash returns, if any are obtained; the effect on our borrowing facilities of an event of default, including if an Annual Report on Form 10-K contains a Report of Independent Registered Public Accounting Firm that includes disclosure regarding going concern; our ability to maintain our exchange listing; general economic conditions and other factors affecting consumer confidence, preferences, and behavior; disruption and volatility in the global currency, capital, and credit markets; the financial strength of the Company's customers; the Company's ability to implement its business strategy, including, but not limited to, its ability to expand its production facilities and plants to meet customer demand for its products and the timing thereof; risks relating to the uncertainty of the projected financial information with respect to the Company; the ability of the Company to execute and integrate acquisitions; changes in governmental regulation, legislation or public opinion relating to our products; the Company’s exposure to product liability or product warranty claims and other loss contingencies; the outcomes of any litigation matters; the impact on our business, operations and financial results from the ongoing conflicts in Ukraine and the Middle East; the impact that global climate change trends may have on the Company and its suppliers and customers; the Company's ability to protect patents, trademarks and other intellectual property rights; any breaches of, or interruptions in, our information systems; the ability of our information technology systems or information security systems to operate effectively, including as a result of security breaches, viruses, hackers, malware, natural disasters, vendor business interruptions or other causes; our ability to properly maintain, protect, repair or upgrade our information technology systems or information security systems, or problems with our transitioning to upgraded or replacement systems; the impact of adverse publicity about the Company and/or its brands, including without limitation, through social media or in connection with brand damaging events and/or public perception; fluctuations in the price, availability and quality of raw materials and contracted products as well as foreign currency fluctuations; our ability to utilize potential net operating loss carryforwards; and changes in tax laws and liabilities, tariffs, legal, regulatory, political and economic risks. More information on potential factors that could affect the Company's financial results is included from time to time in the Company's public reports filed with the Securities and Exchange Commission, including the Company's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K. All forward-looking statements included in this press release are based upon information available to the Company as of the date of this press release and speak only as of the date hereof. The Company assumes no obligation to update any forward-looking statements to reflect events or circumstances after the date of this press release.

Contact:

Investor Relations and Media

Blake Chamblee

Phone: 770-337-6570

ir@danimer.com